

Baby Blues BBQ

Los Angeles, CA

- Established local Southern BBQ brand expanding into in one of the country's most vibrant-exciting and hottest neighborhoods
- Expanding 14-year-old brand has been featured on Food Network and Travel Channel shows
- Located in one of the country's densest neighborhoods with over 50 new construction projects and with over 8,000 new residential units providing an impending influx of affluent residents
- Koreatown expansion helmed by two local BBQ enthusiasts and restauranteurs

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$ 100 minimum investment

Term Notes ?

Interest Rate	15.00%
Maturity	48 months
Minimum Target	$75,000 ?

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Company Description

Baby Blues BBQ, the successful national barbecue concept, is opening its eagerly anticipated fifth location in LA's pulsating Koreatown, providing a traditional and mainstream counterbalance to the neighborhood's trendy carnivorous options.

A food-centric, no frills, upscale dive, Baby Blues BBQ was started in Venice, Los Angeles in 2004 by Rick McCarthy and Danny Fisher, both transplants that found themselves sorely missing the soul food restaurants they grew up with. A bottle of bourbon lead to some recipe swapping, and eventually a road trip across the BBQ capitals of the USA until they'd perfected the regional icons they'd serve in their own place.


Baby Blues
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Over the last 14 years, the company has expanded from Los Angeles to spots in San Francisco and Philadelphia. Baby Blues BBQ has flourished in these three differing markets, showing that the brand is not only massively popular, but sustainable too.

As the restaurant brand has grown, they've picked up notable celebrity endorsements from the likes of Steven Spielberg, Kevin Love, Snoop Dogg, and Guy Fieri, who's featured Baby Blues BBQ on "Diners, Drive-Ins and Dives". It's also been covered on another Food Network show, "Foodiculous," and Travel Channel's "Ribs Paradise," as well as honored with titles of "Best BBQ in LA" by USA Today and others.


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With the Koreatown addition to the Baby Blues BBQ family, the newest spot will cover central Los Angeles, making the restaurant's take on the classic American cuisine even more accessible for those traveling from both near and far to get a taste.

Baby Blues BBQ Koreatown will be run by Robert Kim, a veteran of the restaurant industry for almost two decades, including a lengthy run at the world-famous Beverly Hills Hotel. Seeing the face of the neighborhood changing to a younger, hipper crowd and observing the rapid revitalization the area has been undergoing, he thought the brand would be the ideal eatery to open next door to his glamorous Mama Lion lounge when the unit became available — a concept that marries mainstream appeal with quality cuisine, while also being attractive to the neighborhood's residents who love their barbecued meat.


MAMA LION

Interior of Mama Lion lounge (Image courtesy of Mama Lion)

The cocktail menu will reflect the newest Baby Blues BBQ's geography, offering cocktails infused with Korean spirits like Soju, in addition to an assortment of beers and wines. The food menu will feature the same hugely popular dishes that put the brand on the culinary map. Traditionally prepared Texas-style brisket, Memphis-style ribs, and Carolina-style pulled pork ensure that there's something for every 'cue fan to love, and are complimented by house-made sauces and sides made from the freshest, locally sourced, organic produce that have grown to be almost as celebrated as the main attractions.

A notoriously labor intensive practice, Baby Blues BBQ cuts no corners in the preparation of its crowd-pleasers, even as the crowds grow. Briskets are slowly smoked for up to 14 hours. Pork is painstakingly pulled after the nine hours it spends in the smoker following its dry rub with the house blend of 19 herbs and spices. Ribs are finished with BBQ sauce, then caramelized and charred on the grill.





McCarthy says similar consideration is given to the sides, all of which are made with fresh ingredients. The cornbread is baked daily from scratch, the show-stopping mac and cheese is made with four different kinds of cheese, and not one of the collard greens, creamed spinach or baked beans comes from a can. Even the sauces are carefully thought out, ensuring a perfect pairing for beef or pork — or whatever your heart desires in the case of the craveably spicy XXX sauce. Roasted peppers are balanced by pineapple and mango for an addictively tangy, sweet heat.




XXX
BBQ
Sweet
Apple

As Koreatown continues to undergo a period of revitalization and cement its reputation as the place to eat in LA, Baby Blues BBQ is an established and exciting brand with serious food chops, perfectly positioned to push K-town forward and serve the increasingly discerning and diverse demographic which now call the area home.

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Key Terms

Issuer	607 Western Restaurants, LLC
Securities	Term Notes
Offering Amount	Minimum of $50,000 to maximum $107,000
Interest Rate ?	**15.0%**
Payments ?	**Monthly**
Maturity ?	**48 Months**
Security Interest ?	Blanket lien on all assets of the business.
Ownership % Represented by Securities	**0%**. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here to view the Issuer's SEC Form C filing.

Use of Proceeds

The total anticipated project cost for Baby Blues BBQ is $650,000. Proceeds from the NextSeed raise, if the minimum is hit, will be used for modernizing the kitchen and bringing in a smoker.

Funds raised above the $50,000 minimum will be put towards updating the kitchen, purchasing equipment, updating the interior dining space, and interior finishes.



Total Payment Calculator

Principal	Interest Rate*	Term	Total Payment*
$100	15.00%	48 months	$134

* Payment for any given month (including the total payment at the end of the final month) indicates the cumulative amount contractually required to be paid to an investor after the end of that month, assuming the loan is not prepaid. This calculation is a mathematical illustration only and may not reflect actual performance. It does not take into account NextSeed fees of 1% on each payment made to investors. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

EARLY BIRD REWARD

First 50 investors who invest $1,000 or more will receive:

- A $25 gift certificate to be used in one visit at Baby Blues BBQ - Koreatown.

50 of 50 available

Business Model

Koreatown is saturated with Korean BBQ restaurants where there is a growing demand for mainstream and alternative cuisines. American BBQ, hailing from the Southern part of the country, is a laborious, hours-long process of smoking meats is widely adored and would be a much needed and unique addition to a neighborhood that's known for its love of BBQ. BBQ's serious culinary credentials have been recognized for years now, since the rise of places like the James Beard Award-winning Franklin's in Austin, TX — a destination for any culinary enthusiast. Baby Blues BBQ's popularity in the three cities it operates in proves it's serving food people want, and its food-centric philosophy is resonating.

As the brand has grown, it's become increasingly sophisticated in how it creates revenue. It has a strong catering component which has served everything from backyard cookouts to Dodger Stadium athletes, and will be strengthened further from the strategic placement of the new, central LA location.


Baby Blues
B·B·Q

Koreatown is undergoing an unprecedented period of growth, adding dozens of new high rise complexes to the already dense neighborhood. With the influx of young, single professionals, and growing number of food delivery services like Uber Eats, GrubHub, and DoorDash, Kim feels that beyond the dine in customers, there is a huge opportunity for capitalizing on the area's demands for take out and delivery services.

Baby Blues BBQ also boasts an off-site commissary kitchen in southern California. While meats are smoked on-site at the various restaurants, the specialized prep and storage facility is an invaluable tool in ensuring the quality of other items, such as the sides, and allows the company to order in bulk to realize savings. The dedicated prep kitchen is also able to give an unparalleled level of care to the quality of what it produces, and enables the chefs to experiment with new and creative additions to the menu.



The company also employs a sophisticated information system which tracks every part of the business, from catering opportunities and sales to supply chain management and inventory. Having such a detailed overview of the company accessible means that all the locations across the country can operate efficiently and minimize waste.

Having such a strong brand presence already in Los Angeles and across the country, the Koreatown location of Baby Blues BBQ will open with a strong backing from fans of its other spots. The announcement of the new spot has been covered by publications including Eater, Thrillist, and the LA Times, meaning that it will open to considerable buzz and expectation.


VENICE
Baby Blues
B·B·Q

Location Analysis

Koreatown is one of America's densest and most exciting neighborhoods. A hub of nightlife, food and diversity, its popularity is yet to peak as there are currently over 50 construction projects going up around the area which will add to the existing commercial and residential scene.

As these 8,000 new residential units begin to complete and open, Baby Blues BBQ's spot right in the heart of the neighborhood on Western Avenue at the intersection of 6th Street will give them incredible access to an influx of new residents with disposable income. The company opened its first location in Venice at a similar point in its rejuvenation, and has become a beloved landmark of the now-affluent Venice neighborhood

The Koreatown neighborhood is known not only for its unique density and destination restaurants, but also for its central location within Los Angeles. As such, it has remarkable access to public transit options for the notoriously car-driven city, making it that much easier for those seeking their BBQ fix on the West Coast to find them wherever they're coming from.


Central LA
Mama Lion
Hae Jon Chon Korean
BBQ Restaurant
Baby Blues BBQ
CGV Cinemas Movie Theater
Caffé Concerto
Wilshire / Western Metro Station
Koreatown
The Wiltern Concert Hall
Southland Beer
Liberty Park
Google

Leadership



Robert Kim, *Managing Member*

Robert began his career in the restaurant industry the way that most who rise up through it do: waiting tables. His journey to restauranteur took him through some of Los Angeles' most esteemed dining establishments, such as Eurochow, sibling restaurant to the renowned Mr. Chow, and The Beverly Hills Hotel, where he was in charge of all food and beverage purchasing. In 2017 he opened Mama Lion, a supper club and lounge bar in the heart of Koreatown that opened to critical acclaim and local popularity.



Rick McCarthy, *Operating Manager*

Rick grew up in his parents' soul food restaurants and wanted to bring a taste of them to Los Angeles. He and his business partner opened Baby Blues BBQ in 2004 following a research road trip which took them across the country to determine the recipes they'd use for the hall of fame dishes they wanted to serve. After working in the kitchen of Baby Blues BBQ as a cook and manager, Rick became part owner in 2006 and oversaw the expansion of the brand from L.A. to San Francisco and Philadelphia.

History

- **2004**
  Baby Blues BBQ opens in Venice, CA
- **2006**
  Rick McCarthy becomes co-owner of Baby Blues BBQ
- **May 2017**
  Robert Kim opens Mama Lion in Koreatown
- **May 2019**
  Anticipated opening of Baby Blues BBQ in Koreatown

The business's Anticipated Opening Date is its best estimate, and the timetable can vary significantly due to unforeseen circumstances.

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